MainGate Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

February 16, 2011

VIA EDGAR TRANSMISSION

Kimberly A. Browning, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
450 5th Street, NW, 5-6
Washington, DC  20549

RE:	ACCELERATION OF EFFECTIVENESS REQUEST
MAINGATE TRUST (the “Trust”)
Securities Act Registration No: 333-170422
MainGate MLP Fund (S000031058)

Dear Ms. Browning:

On behalf of the Trust, we hereby request acceleration of the registration statement that was filed on February 11, 2011 on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”), as Pre-Effective Amendment No. 3 (the “Amendment”), and the Investment Company Act of 1940, as amended (the “1940 Act”), as Amendment No. 3, so the registration statement on Form N-1A would be declared effective on February 17, 2011.  Pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the 1933 Act, we have attached a separate letter from Quasar Distributors, LLC, the Funds’ principal underwriter, requesting that effectiveness of the Amendment to the registration statement be accelerated to Thursday, February 17, 2011 or as soon as practicable thereafter.

Very truly yours,

/s/ Alia S. Mendez
Alia S. Mendez, Esq.
for U.S. Bancorp Fund Services, LLC

Enclosure

QUASAR DISTRIBUTORS, LLC

February 16, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Ladies and Gentlemen:

MainGate MLP Fund

REQUEST FOR ACCELERATION.    As the principal underwriter of MainGate MLP Fund (the “Fund”), a series of MainGate Trust, and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of the Registration Statement that was filed on Form N-1A on behalf of the Fund on February 11, 2011, be accelerated to Thursday, February 17, 2011 or as soon as practicable thereafter.

Very truly yours,

Quasar Distributors, LLC

/s/ James Schoenike
President
MK-WI-LC4
615 East Michigan Street
Milwaukee, WI  53202